UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS MANAGEMENT CHANGES

Moscow, Russia – 17 February 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of Russia’s leading mining and steel companies, reports Vladimir Osokin’s appointment as Deputy Chief Executive Officer for ecology and environment protection.

This is a newly created post in Mechel’s structure. Prior to his appointment, Vladimir Osokin worked as an advisor to Mechel’s Chief Executive Officer. In his new position, he will oversee a wide range of issues concerning modernization of the Group’s production facilities, implementation of ecological programs and modern methods of managing environment protection measures, using best available practices in this area, as well as overall control of Mechel Group’s Environment Policy.

“As we are working systematically to improve the level of our ecological safety, it is quite logical that we are creating a top management post heading this line of work. Today Mechel is implementing a sweeping environment-protection program at its Chelyabinsk facilities, with investment topping 13 billion rubles in the next few years. Major ecological projects are also implemented in other regions of our company’s presence. I am confident that Vladimir’s experience and professionalism will help us tackle all these issues on schedule, decrease ecological risks and comply with high standards of ecological efficiency,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

Prior to his appointment, Vladimir Osokin acted as advisor to Mechel’s Chief Executive Officer. In 2009-2018, he held several top posts in The Ministry of Natural Resources and Environment of the Russian Federation. In 2006-2009, he was deputy head of Russia’s Federal Forestry Agency.

Mr. Osokin graduated Bratsk Industrial Institute with a specialty in “Electrical supply of industrial facilities, cities and agricultural facilities”. He also graduated Krasnoyarsk State University with a degree in law.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: February 17, 2021

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